

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 17, 2010

VIA INTERNATIONAL MAIL AND FAX 011-972-3-9399832
Mr. Doron Turgeman
Chief Financial Officer
Internet Gold Golden Lines Ltd.
1 Alexander Yanai Street
 Petach Tikva 49277, Israel

> **RE: Internet Gold Golden Lines Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2010**
> **File No. 000-30198**

Dear Mr. Turgeman:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    /s/ Larry Spirgel
                                    Assistant Director